                               LORAL CORPORATION
                               600 THIRD AVENUE
                                  36TH FLOOR
                           NEW YORK, NEW YORK 10016

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                               ----------------

  This Information Statement ("Information Statement") is being mailed on or about January 12, 1996, as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of Common Stock at the close of business on or about January 12, 1996. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company.

  The Merger Agreement provides that in the event the Purchaser acquires at least a majority of the Shares on a fully diluted basis pursuant to the Offer, Parent shall be entitled to designate for appointment or election to the Board upon written notice to the Company, such number of persons so that the designees of the Parent (the "Parent Designees") constitute the same percentage (but in no event less than a majority) of the Company's Board of Directors (rounded up to the next whole number) as the percentage of Shares acquired in connection with the Offer. Prior to consummation of the Offer, the Board of Directors of the Company will obtain the resignation of such number of directors as is necessary to enable such number of Parent Designees to be so elected. Notwithstanding the foregoing, the parties have agreed to use their respective best efforts to ensure that at least three of the members of the Company's Board of Directors shall, at all times prior to the Effective Time (as defined in Section 2.2 of the Merger Agreement) be, Continuing Directors (as defined in Section 8.4 of the Merger Agreement).

  The following information is based on the Company's Proxy Statement dated as of June 26, 1995, and, except as indicated, such information is given as of such date.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  The information contained in this Information Statement concerning Parent has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

                           OUTSTANDING VOTING STOCK

  There were 173,068,379 shares of common stock, par value $.25 per share ("Common Stock"), of the Company outstanding on December 31, 1995 and each share is entitled to one vote on each matter and provides the holder with certain preferred stock purchase rights.

  As of December 31, 1995, the only officer or Director owning 1% or more of the Company's Common Stock was Bernard L. Schwartz, Chairman of the Board of Directors and Chief Executive Officer of the Company, who owned beneficially 3,574,402 shares constituting approximately 2.0% of the Company's outstanding voting securities. All Directors and current executive officers as a group (27 persons) owned beneficially 5,864,853 shares constituting approximately 3.3% of outstanding voting securities.

  Based upon filings made with the Company, the only reported 5% Stockholder as of [June 16, 1995] is Fidelity Investments, FMR Corp. ("FMR") on behalf of advisory accounts and/or investment companies. FMR reported ownership of 10,710,508 (6.3%) shares of the Company's Common Stock, as adjusted to reflect the two-for-one stock split distributed on September 29, 1995. FMR represented that the shares were acquired for investment purposes for managed accounts, trusts or employee benefit plans.

                              BOARD OF DIRECTORS

  The Company has three classes of Directors serving staggered three-year terms. Class I currently consists of three Directors and Classes II and III consist of four Directors. The terms of the Class I, Class II and Class III Directors expire on the date of the Annual Meeting in 1998, 1996 and 1997, respectively.

  The Company has a standing Audit and Government Compliance Committee (the "Audit Committee"), Nominating Committee, and Compensation and Stock Option Committee (the "Compensation Committee"). The Audit Committee, which met three times during fiscal 1995, is comprised of four members: Messrs. Hodes, Ruderman, Shapiro and Stanton. The Audit Committee reviews and acts or reports to the Board with respect to government procurement compliance matters as well as various auditing and accounting matters, including the selection of the Company's independent auditors, the accounting and financial practices and controls of the Company, audit procedures and findings, and the nature of services performed for the Company by, and the fees paid to, the independent auditors. The Nominating Committee, which met once in fiscal 1995, is comprised of Messrs. Kekst, Shapiro and Stanton. The Nominating Committee is chartered to establish criteria for recommendations for director nominees and in connection therewith, to consider the participation and contribution of current Directors. The Nominating Committee does not generally accept nominees randomly received from third parties, including Stockholders. The Compensation Committee, which met twice during fiscal 1995, is comprised of four members:
Messrs. Gittis, Hodes, Kekst and Shapiro. The Compensation Committee reviews and provides recommendations to the Board of Directors regarding executive compensation matters. The Compensation Committee is also responsible for the administration of the Company's Stock Option and Incentive Stock Purchase Plans, Restricted Stock Purchase Plan and the Incentive Compensation Plan for Senior Executives.

  The Board of Directors held seven meetings during fiscal 1995. No Director attended fewer than 75% of the meetings of the Board of Directors and of its committees. Directors are paid a fixed fee of $25,000 per year. Non-employee Directors are also paid $6,000 for personal attendance at each meeting. Audit Committee members are paid $2,000 per year and $1,000 per meeting. Compensation Committee members are paid $500 per year. The Company provides certain life insurance and medical benefits to certain non-employee Directors. For fiscal 1995 the value of these benefits was $13,565 for Mr. Gittis, $15,515 for Mr. Hodes, $14,553 for Mr. Kekst, $14,223 for Mr. Ruderman, $12,928 for Mr. Shapiro and $14,170 for Mr. Yankelovich. In addition, Mr. Shapiro received compensation in the amount of $35,570 with respect to early cancellation of a prior life insurance policy.

  The Company has purchased insurance from the Reliance Insurance Company insuring the Company against obligations it might incur as a result of its indemnification of its officers and Directors for certain liabilities they might incur, and insuring such officers and Directors for additional liabilities against which they might not be indemnified by the Company. The insurance expires on April 1, 1996, and costs $321,300. Pursuant to the New York Business Corporation Law, the Company has entered into Indemnity Agreements with its Directors and executive officers. The Indemnity Agreements are intended to provide the full indemnity protection authorized by New York law.

  The following table provides certain relevant information as of June 26, 1995 concerning the Directors and their principal occupations:

                                PRINCIPAL OCCUPATION AND     SERVED AS DIRECTOR
           NAME           AGE         DIRECTORSHIPS          CONTINUOUSLY SINCE
           ----           ---   ------------------------     ------------------
 Bernard L. Schwartz(1)..  70 Chairman of the Board of              1972
 (Class III)                   Directors and Chief
                               Executive Officer
                              Chairman of the Board of
                               Directors and Chief
                               Executive Officer of K&F
                               Industries, Inc.
                              Director of Globalstar
                               Telecommunications Limited,
                               Reliance Group Holdings,
                               Inc., and certain
                               subsidiaries, Sorema
                               International Holding N.V.,
                               First Data Corporation, and
                               Trustee of N.Y. University
                               Medical Center
 Frank C. Lanza..........  63 President and Chief                   1981
                               Operating Officer
 (Class II)                   Director of Globalstar
                               Telecommunications Limited
 Howard Gittis...........  61 Director, Vice Chairman and           1990
 (Class I)                     Chief Administrative
                               Officer of MacAndrews &
                               Forbes Holdings Inc.
                              Director of Andrews Group
                               Incorporated, Consolidated
                               Cigar Corporation, First
                               Nationwide Holdings, Inc.,
                               First Nationwide Bank,
                               Jones Apparel Group, Inc.,
                               Mafco Worldwide
                               Corporation, National
                               Health Laboratories
                               Holdings, Inc., NWCG
                               Holdings Corporation, New
                               World Communications Group
                               Incorporated, New World
                               Television Incorporated,
                               Revlon Consumer Products
                               Corporation, and Revlon
                               Worldwide Corporation.
 Robert B. Hodes (1)(2)..  70 Of Counsel to Willkie Farr &          1959
 (Class II)                    Gallagher, law firm, New
                               York, N.Y.
                              Director of
                               Aerointernational, Inc.,
                               W.R. Berkley Corporation,
                               Crystal Oil Company,
                               Globalstar
                               Telecommunications Limited,
                               R.V.I. Guaranty, Ltd., LCH
                               Investments N.V., Mueller
                               Industries, Inc. and
                               Restructured Capital
                               Holdings, Ltd.
 Gershon Kekst (1).......  60 President of Kekst and                1972
 (Class I)                     Company Incorporated,
                               corporate and financial
                               communications consultants,
                               New York, N.Y.
 Charles Lazarus.........  71 Chairman of Toys "R" Us,              1994
 (Class II)                   Inc.
                              Director of Automatic Data
                              Processing, Inc.
 Malvin A. Ruderman......  68 Professor of Physics,                 1975
 (Class III)                   Columbia University, New
                               York, N.Y.
 E. Donald Shapiro.......  63 The Joseph Solomon                    1973
 (Class III)                   Distinguished Professor of
                               Law since 1983 and
                               Dean/Professor of Law
                               (1973-1983), New York Law
                               School
                              Director of Bank Leumi Trust
                               Co., Eyecare Products PLC,
                               Vasomedical, Inc., Kranzco
                               Realty Trust, MacroChem
                               Corporation and Premier
                               Laser Systems
 Vice Admiral Allen M.     87 Independent Consultant                1973
 Shinn, U.S.N. (Ret.)....     Director Emeritus of
 (Class II)                   Pennzoil Company

                                PRINCIPAL OCCUPATION AND    SERVED AS DIRECTOR
           NAME           AGE        DIRECTORSHIPS          CONTINUOUSLY SINCE
           ----           ---   ------------------------    ------------------
 Arthur L. Simon.........  63 Independent Consultant               1995
 (Class I)                    Partner, Coopers & Lybrand
                               L.L.P., Certified Public
                               Accountants, from 1968 to
                               1994
 Thomas J. Stanton, Jr.    67 Chairman Emeritus of                 1988
 (2).....................      National Westminster
 (Class III)                   Bancorp NJ
                              Director of Reliance Group
                               Holdings, Inc., and
                               Reliance Insurance Co.
 Daniel Yankelovich (2)..  70 Chairman of DYG, Inc.,               1982
 (Class I)                     market, consumer and
                               opinion research, New
                               York, N.Y.
                              Director of U.S. West Inc.,
                               Meredith Corporations and
                               Arkla, Inc.

--------
(1) Member of Executive Committee.
(2) Member of Pension Advisory Committee.

             SECURITIES OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

  The following table presents the number of shares of Common Stock beneficially owned by the Directors, the named executive officers in the Summary Compensation Table ("NEOs"), and all Directors and officers as a group on December 31, 1995. Individuals have sole voting and investment power over the stock unless otherwise indicated in the footnotes.

                                               AMOUNT AND NATURE OF    PERCENT
            NAME OF INDIVIDUAL              BENEFICIAL OWNERSHIP(1)(2) OF CLASS
            ------------------              -------------------------- --------
Bernard L. Schwartz........................         3,574,402(3)         2.0%
Michael P. DeBlasio........................           180,926(4)           *
Howard Gittis..............................             6,000              *
Robert B. Hodes............................            28,800(5)           *
Gershon Kekst..............................            26,400              *
Frank C. Lanza.............................         1,231,618(6)           *
Robert V. LaPenta..........................           206,350(7)           *
Charles Lazarus............................            14,000(8)           *
Malvin A. Ruderman.........................            32,000(9)           *
E. Donald Shapiro..........................            28,000(10)          *
Allen M. Shinn.............................            22,341              *
Arthur L. Simon............................             2,000              *
Thomas J. Stanton, Jr......................            24,000              *
Michael B. Targoff.........................            93,264(11)          *
Daniel Yankelovich.........................            33,000              *
All Directors and Executive Officers as a
 Group (27 persons)........................         5,864,853(12)        3.3%

--------
  * Represents holdings of less than one percent.

 (1) Includes shares which, as of December 31, 1995, may be acquired within sixty days pursuant to the exercise of options (which shares are treated as outstanding for the purposes of determining beneficial ownership and computing the percentage set forth); shares held by trusts of which Directors and their wives are trustees; shares held by a trust in which an officer and Director is a trustee; and shares held for the benefit of officers as of March 31, 1995 in the Loral Master Savings Plan (the "Savings Plan").

 (2) Except as noted, all shares are owned directly with sole investment and voting power. All Directors other than Messrs. Schwartz, Lanza, Gittis, Lazarus, Shinn and Simon have the right to exercise Loral stock options for 20,000 shares at $8.86 per share; such exercisable shares are included in the table.

 (3) Includes 160,000 shares held by Mr. Schwartz's wife, 2,400,000 shares exercisable under Company Stock Option Plans, and 12,224 shares in the Savings Plan.

 (4) Includes 63,428 shares exercisable under Company Stock Option Plans, 7,310 shares in the Savings Plan, and 3,936 shares restricted under the Company's Restricted Stock Purchase Plan.

 (5) Includes 800 shares as to which Mr. Hodes disclaims beneficial ownership held by Mr. Hodes' minor child.

 (6) Includes 525,700 shares exercisable under Company Stock Option Plans, 4,254 shares in the Savings Plan, and 9,362 shares restricted under the Company's Restricted Stock Purchase Plan.

 (7) Includes 6,222 shares in the Savings Plan, and 3,936 shares restricted under the Company's Restricted Stock Purchase Plan.

 (8) Includes 4,000 shares held by Mr. Lazarus' wife.

 (9) Includes 12,000 shares owned jointly with Mr. Ruderman's wife.

(10) Includes 8,000 shares as to which Mr. Shapiro disclaims beneficial ownership held by Mr. Shapiro's wife.

(11) Includes 44 shares in the Savings Plan, and 3,936 shares restricted under the Company's Restricted Stock Purchase Plan.

(12) Includes 3,242,728 shares exercisable under Company Stock Option Plans, 52,614 shares in the Savings Plan, and 28,550 shares restricted under the Company's Restricted Stock Purchase Plan.

                               FISCAL YEAR 1995
                          SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION     LONG-TERM COMPENSATION AWARDS
                               ------------------- --------------------------------------
                                                   RESTRICTED     SECURITIES    ALL OTHER
        NAME AND                                      STOCK       UNDERLYING     COMPEN-
   PRINCIPAL POSITION     YEAR  SALARY    BONUS    AWARD(a)(b) STOCK OPTIONS(d) SATION(d)
   ------------------     ---- -------- ---------- ----------- ---------------- ---------
Bernard L. Schwartz.....  1995 $908,300 $5,335,891        --            --       $88,252
Chairman of the Board of
 Directors                1994 $884,000 $3,604,237        --      1,200,000      $97,399
  and Chief Executive
 Officer                  1993 $859,000 $3,525,669        --        800,000      $86,266
Frank C. Lanza..........  1995 $635,964 $2,611,215        --            --       $31,965
President and Chief
 Operating Officer        1994 $618,925 $1,751,404        --        300,000      $25,000
                          1993 $600,924 $1,200,000 $1,623,019           --       $25,000
Michael P. DeBlasio.....  1995 $427,527 $  527,106        --            --       $ 8,813
Senior Vice President--
 Finance                  1994 $402,973 $  355,584        --        140,000      $ 5,385
                          1993 $402,973 $  330,556 $  682,500           --       $ 5,284
Robert V. LaPenta.......  1995 $357,753 $  526,226        --            --       $ 7,246
Senior Vice President
 and Controller           1994 $337,723 $  311,069        --        140,000      $ 8,620
                          1993 $337,723 $  290,917 $  682,500           --       $ 7,881
Michael B. Targoff......  1995 $347,715 $  526,712        --            --       $ 9,117
Senior Vice President
 and Secretary            1994 $327,684 $  311,495        --        140,000      $10,758
                          1993 $327,684 $  291,301 $  682,500           --       $ 9,692

--------
(a) Value of shares awarded under the Restricted Stock Purchase Plan in 1993. Shares awarded under the plan vest and become freely transferable in accordance with a formula based upon Loral earnings. The total number of shares vesting under the plan each year is equal to 3% of the Company's pre-tax profit divided by the grant value (currently $52.50 per share) of restricted shares outstanding. Any shares not earned at the earlier of completion of the seventh year or termination of employment, will be forfeited. Dividends are paid on the restricted shares awarded. As of March 31, 1995, the number, as adjusted to reflect the two-for-one stock split distributed on September 29, 1995, and value of restricted stock holdings, respectively, were 9,362 shares and $198,357 for Mr. Lanza, 3,936 shares and $83,394 for each of Messrs. DeBlasio, LaPenta, and Targoff.

(b) Under the 1994 Incentive Stock Purchase Plan, the Compensation Committee may permit participants to defer up to 100% of their annual bonus into a Restricted Stock Purchase Account (the "Restricted Account"). The Restricted Account will be used to purchase Loral Common Stock equal to 150% of the deferred bonus, subject to limits the Committee may establish from time to time. The shares in the Restricted Account earn dividends and generally vest 25% per year commencing upon the second anniversary of the grant date. The Committee may establish specified performance conditions that, if attained, will result in accelerated vesting. All non-vested shares are forfeited upon termination of employment and the remaining balance of the Restricted Account equal to the lesser of the original cost or the market value of the shares is returned to the participant. No shares have been issued under this plan.

(c) Stock options, which have been adjusted to reflect a two-for-one stock split distributed on October 7, 1993 and a two-for-one stock split distributed on September 29, 1995, generally vest over a four and one-half to six year period.

(d) Includes annual Board of Directors fee in 1995, 1994 and 1993 of $25,000 for Messrs. Schwartz and Lanza, company matching contributions of $3,100 in 1995, $3,598 in 1994 and $3,722 in 1993 to the Savings Plan for Messrs. DeBlasio, LaPenta and Targoff and the value of supplemental life insurance programs attributable to 1995, 1994 and 1993 in the amounts of $63,252, $72,399 and $61,266 for Mr. Schwartz, $5,713, $1,787 and $1,562 for Mr.
    DeBlasio, $4,146, $5,022 and $4,159 for Mr. LaPenta, and $6,017, $7,160
    and $5,970 for Mr. Targoff, respectively, and $6,965 attributable to 1995 for Mr. Lanza.

                               FISCAL YEAR 1995
                   OPTION EXERCISES AND YEAR-END VALUE TABLE

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                            YEAR-END OPTION VALUES

                                                       SECURITIES UNDERLYING     VALUE OF UNEXERCISED
                                                        UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                            NUMBER OF                     AT YEAR-END(a)            AT YEAR-END(b)
                         SHARES ACQUIRED    VALUE    ------------------------- -------------------------
      NAME               ON EXERCISE(a)  REALIZED(b) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
      ----               --------------- ----------- ----------- ------------- ----------- -------------
Bernard L. Schwartz.....         --             --    2,000,000         --     $23,500,000         --
Frank C. Lanza..........     112,000     $1,802,500     428,560     391,440    $ 6,672,850  $5,511,525
Michael P. DeBlasio.....         --             --       56,856     190,288    $   937,785  $2,694,305
Robert V. LaPenta.......      27,996     $  398,745       8,000     207,448    $   130,000  $2,986,025
Michael B. Targoff......         --             --       49,428     218,288    $   845,205  $3,191,305

--------
(a) As adjusted to reflect the two-for-one stock split distributed on September 29, 1995.
(b) Market value of underlying securities at exercise date or year-end, as the case may be, minus the exercise price.

EMPLOYMENT AGREEMENTS AND OTHER ARRANGEMENTS

  The Company has an employment agreement with Mr. Schwartz, which expires on March 31, 2000. Pursuant to the agreement, Mr. Schwartz's annual base salary was $908,300 for fiscal 1995, to be increased annually by the percentage change in a specified consumer price index. Under the agreement, Mr. Schwartz is entitled to annual incentive compensation equal to 3% of the increase over 9 1/4% in the Company's shareholders' equity as adjusted for stock issuances, other non-operating charges or credits and before dividends. In accordance with the incentive bonus provisions, Mr. Schwartz received fiscal 1995 incentive compensation of $5,214,426. The agreement also includes a cap on maximum annual incentive compensation of $9 million, as adjusted for inflation.

  Pursuant to the agreement, if Mr. Schwartz is removed as Chairman of the Board of Directors or as Chief Executive Officer other than for cause, or if his duties, authorities or responsibilities are diminished, or if there is a change of control (as defined to encompass the Company becoming a subsidiary of another company, the acquisition of 35% or more of the voting securities of the Company by a particular stockholder or group, or a change in 35% of the Company's directors at the insistence of the shareholder group), Mr. Schwartz may elect to terminate the contract. In any such event, or upon his death or disability, Mr. Schwartz will be entitled to receive a lump sum payment discounted at 9% per annum, in an amount equal to his base salary as adjusted for defined consumer price index changes for the remainder of the term, an amount of incentive compensation equal to the highest received by Mr. Schwartz in any of the prior three years, times the number of years (including partial fiscal years) remaining during the term, and an amount calculated to approximate the annual compensation element reflected in the difference between fair market value and exercise price of stock options granted to Mr. Schwartz. All such sums are further increased to offset any tax due by Mr. Schwartz under the excise tax and related provisions of Section 4999 of the Internal Revenue Code but subject to a cap equal to 200% of any such tax.

  The Company also has an employment agreement with Mr. Lanza for a five year term expiring March 31, 1997. Pursuant to the agreement, Mr. Lanza's annual base salary was $634,500 for fiscal 1995, to be increased annually by the percentage change in a specified consumer price index. Under the agreement, Mr. Lanza is entitled to annual incentive compensation under the growth in shareholders' equity formula applicable under Mr. Schwartz's employment agreement, but at 1 1/2% of the increase over the 9 1/4% threshold. As a result, Mr. Lanza received fiscal 1995 incentive compensation of $2,607,213. If Mr. Lanza becomes disabled, he will receive 50% of his salary for the remainder of the term.

  The Company has established Supplemental Life Insurance Programs for certain key employees including the executives listed in the Summary Compensation Table. For Messrs. Schwartz, Lanza, DeBlasio, LaPenta and

Targoff, the Plans are funded with "Split-Dollar" insurance policies in the face amounts of $20,500,000, $1,000,000, $1,060,000, $1,200,000 and $1,450,000
respectively. In the event of death, the Company will be entitled to receive an amount not less than the Company's cumulative contributions. If any of such officers terminates his employment prior to the time that the Company's contributions equal the cash value of the insurance policy, he will be responsible for repayment of the remainder of the Company's contribution to the extent cash becomes available in the policy. Such officers contribute to the payment for this program.

PENSION PLANS

  The individuals named in the Summary Compensation Table participate in a pension plan that generally provides an annual benefit for each year of membership for the first 14 years of Loral service, of 1.2% of such remuneration up to the Social Security Wage Base and 1.45% of such remuneration in excess of that Base, and for 15 or more years of Loral service, 1.5% of such remuneration up to the Social Security Wage Base and 1.75% of such remuneration in excess of that Base, all subject to certain vesting and other requirements. These individuals also participate in a supplemental plan which generally makes up for certain reductions in such benefits caused by Internal Revenue Code limitations. Remuneration covered by the plans primarily includes salary and bonus.

  Estimated annual benefits upon retirement for Messrs. Schwartz, Lanza, DeBlasio, LaPenta and Targoff under the pension and supplemental plans are $1,117,000, $486,000, $249,000, $344,000 and $295,000, respectively. The retirement benefits have been computed assuming that (i) employment will be continued until normal retirement, or until the expiration of current employment agreements, if later; and (ii) current levels of creditable compensation and the Social Security Wage Base will continue without increases or adjustments throughout the remainder of the computation period.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Mr. Schwartz is Chairman, Chief Executive Officer, 27% owner, and controlling shareholder of K&F Industries, Inc. ("K&F"), which acquired the Company's Aircraft Braking and Engineered Fabrics businesses in April 1989. Certain other individuals named in the Summary Compensation Table are directors of K&F's operating subsidiaries. Mr. Schwartz and the other individuals named in the Summary Compensation Table receive compensation from K&F for rendering advisory services to K&F. Such compensation is not included in the Summary Compensation Table but is considered by the Compensation Committee regarding compensation from Loral. In September 1994, the Company exchanged its $30 million 14.75% pay-in-kind subordinated convertible K&F debenture due in 2004 for $11,514,000 in cash, net of expenses, and a 22.5% voting equity interest in K&F. Pursuant to agreements between the Company and K&F, the parties provide services to each other and share certain expenses relating to a production program, real property occupancy, benefits administration, treasury, accounting and legal services. The related charges agreed upon by the parties were established to reimburse each party for the actual cost incurred without profit or fee. The Company believes that the arrangements with K&F are as favorable to the Company as could have been obtained from unaffiliated parties. The Company's billings to and from K&F in fiscal 1995 were $3,014,000 and $15,000, respectively. The Company's sales to K&F in fiscal 1995 were $4,181,000.

  Mr. Robert B. Hodes, a Director and a member of the Executive, Audit, Pension Advisory, and Compensation Committees, is of counsel to the law firm of Willkie Farr & Gallagher, which is general counsel to the Company.

  For the fiscal year ended March 31, 1995, the Company paid fees and disbursements in the amount of $182,000 for corporate communications consultations to Kekst and Company Incorporated, of which company Mr. Gershon Kekst, a Director and member of the Executive, Nominating, and Compensation Committees, is President and the principal stockholder. Kekst and Company Incorporated continues to render such services to the Company.

                      INFORMATION WITH RESPECT TO PARENT

PARENT DESIGNEES

  Set forth below are the names, ages, present principal occupations, five year employment history and other directorships held in public companies of the Parent Designees.

  MARCUS C. BENNETT, 60, Director since 1995; Senior Vice President and Chief Financial Officer of Parent since March 16, 1995; Vice President and Chief Financial Officer of Martin Marietta Corporation since 1988; served as Vice President of Finance of Martin Marietta Corporation from 1984 to 1988; serves as Chairman of Martin Marietta Materials, Inc., a majority owned subsidiary of Martin Marietta Corporation, and Orlando Central Park, Inc. and Chesapeake Park, Inc., wholly owned subsidiaries of Martin Marietta Corporation; director of Carpenter Technology, Inc.; member of the Financial Executives Institute, MAPI Finance Council and The Economic Club of Washington; serves as a director of the Private Sector Council and as a member of its CFO Task Force.

  VANCE D. COFFMAN, (51), Director since 1996; Executive Vice President and Chief Operating Officer since 1996; President and Chief Operating Officer, Space and Strategic Missiles Sector from March 1995 to December 1995; previously served in Lockheed Corporation as Executive Vice President, from 1992-1995; and President of Lockheed Space Systems Division from 1988-1992.

  JOHN F. EGAN, 60, Vice President, Corporate Development, of Lockheed Martin Corporation since March 1995, after having served in a similar position at Lockheed Corporation and served as Vice President for planning and technology for Lockheed Electronics Group from 1986 to 1993 following the acquisition of Sanders Associates, Inc., by Lockheed Corporation. Joined Sanders Associates, Inc. in 1973 as Director of Business Development for the Federal Systems Group; became General Manager of two product divisions in 1975 and became Vice President, Corporate Development in 1978. Dr. Egan is a member of the Chief of Naval Operations Executive Panel and the Naval Studies Board, National Research Council.

  JOHN E. MONTAGUE, 41, Vice President, Financial Strategies, for Lockheed Martin Corporation since March 1995, after having served as Vice President of Corporate Development and Investor Relations for Martin Marietta Corporation from 1991 to 1995; served as Director of Corporate Development prior to being promoted to Vice President in 1991; served as Manager of Strategic Planning for Martin Marietta Information & Communications Systems in Denver from 1984 to 1985; and joined Martin Marietta Corporation in 1977 as a member of the Engineering staff of Martin Marietta Denver Aerospace. Mr. Montague is a member of the Board of Directors of Martin Marietta Corporation and of Rational Software Corporation.

  FRANK H. MENAKER, JR., 55, Vice President and General Counsel for Lockheed Martin Corporation since March 1995, after having served in the same capacity for Martin Marietta Corporation since 1981. He joined Martin Marietta Corporation in 1970 as an Assistant Division Counsel for aerospace operations in Baltimore; became a Corporate Assistant General Counsel in 1973 and in 1977 was named General Counsel of that corporation's aerospace operations. Mr. Menaker is Chair of the ABA Public Contract Law Section, a member of the Board of Directors of the National Chamber Litigation Center, and a member of the Steering Committee for the Lawyer's Committee for Human Rights.

  LILLIAN M. TRIPPETT, 42, Corporate Secretary and Associate General Counsel of Lockheed Martin Corporation since March 1995, after having served as Corporate Secretary and Assistant General Counsel of Martin Marietta Corporation since April 1993. Ms. Trippett joined Martin Marietta Corporation in July 1989 as a Director of Washington Operations. Prior to joining Martin Marietta Corporation, she served for fourteen years on the staff of the Committee on Science, Space, and Technology in the House of Representatives. From 1983-1989 she served as Counsel to the Subcommittee on Space, Science and Applications, specializing in space commercialization. Ms. Trippett is a member of the International Institute of Space Law of the International Astronautical Federation, American Bar Association and the American Society of Corporate Secretaries.

  ROBERT B. CORLETT, 56, Vice President, Human Resources, of Lockheed Martin Corporation since March 1995, after having served in the same capacity for Lockheed Corporation since 1991; served as Vice President, Human Resources, for the former Lockheed Aeronautical Systems, Company in 1987, after leaving the Corporation in 1980 and rejoining the Corporation in 1987; served as Director of Industrial Relations in 1979 and in 1971 transferred to the Lockheed California Company, where he held a variety of Human Resources

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positions leading to his appointment as Manager of Union Relations in 1975.
Mr. Corlett serves on the Board of Directors and Executive Committee of the Labor Policy Association, and is a member of the Personnel Roundtable, the Aerospace Human Resources Council, and the Human Resource Roundtable of the University of California at Los Angeles.

  WALTER E. SKOWRONSKI, 47, Vice President and Treasurer of Lockheed Martin Corporation since March 1995, after having served in the same capacity for Lockheed Corporation since 1992, and as its staff Vice President--Investor Relations since 1990. Prior to joining Lockheed Corporation in 1990, Mr. Skowronski was Assistant Treasurer of Boston Edison Company and from 1987 to 1990 was an instructor of Corporate Finance and Investor Relations at Northeastern University's Graduate School of Business Administration. Mr. Skowronski is a former director of the National Investor Relations Institute and served as its Chairman and Chief Executive Officer.

SECURITY OWNERSHIP OF NOMINATED DIRECTORS

  No Parent Designee directly or beneficially owns shares of Common Stock of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  There have been no transactions or series of transactions, since April 1, 1995, to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000 and in which any of the Parent Designees had or will have a direct or indirect material interest, nor has any Parent Designee been indebted to the Company or its subsidiaries in an amount in excess of $60,000 or been involved in a material business relationship with the Company or its subsidiaries.

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